SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Eiger Technology, Inc.


Date: September 26, 2001      Mr. Gerry A. Racicot
                                    President

                         [LOGO] Eiger technology, inc.

                            Onlinetel Deploys Pilots

TORONTO, ON - September 26, 2001-- /Canada News Wire/ -- Eiger Technology (TSE:
AXA, OTCBB: ETIFF), one of Canada's leading high tech companies announced today its subsidiary Onlinetel has begun installation of its' Enterprise based, VoIP Gateway Solution this week to a number of corporations.

The Gateway Solution enables businesses with multiple locations to eliminate 100% of their interoffice long distance charges by routing interoffice phone calls over a virtual private voice network, utilizing gateway hardware from Onlinetel and tapping into Onlinetel's network for reduced rate long distance on the balance of their long distance calls. "Most of our initial clients are installing Onlinetel's gateway hardware on a pilot basis between a few branches, with plans to further expand their hardware purchases and installations as they become comfortable with our communication Solution", said Jody Schnarr, President of Onlinetel. Eiger installed the Gateway Solution between its' head-office and operating units in Ontario and has been successfully using the network during its beta mode. "This is a very timely product launch because companies are focused on reducing costs in a slowing economy. Onlinetel's Gateway Solution realizes significant long distance savings to companies and generates both hardware revenue and recurring long-distance revenue to Onlinetel", said Gerry Racicot, President and CEO of Eiger.

Onlinetel will provide further details about the initial business installations as they are completed over the course of the next few weeks.

In unrelated news, Walter A. Keyser has retired from Eiger's Board of Directors effective September 30, 2001. "The Management and Board of Eiger wish to thank Walter for his many years of exemplary service to the Company and its Shareholders and we wish him all the best" stated Gerry Racicot.

Onlinetel is a Next Generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to residential and corporate customers. Utilizing softswitch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone, over the Internet, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel's website: www.onlinetel.com

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com

                                      -30-

For More Information, Please Contact:
Roland P.Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of suc h products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.